212 450 4674

July 10, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Re:
Aventine Renewable Energy Holdings, Inc.
Form S-1 filed March 31, 2006
File No. 333-132881

Form S-4 filed April 3, 2006
File No. 333-132928

Ms. Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Dear Ms. Long:

        This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated April 27, 2006 (the "Comment Letter") regarding the above-referenced filings on Form S-1 (the "S-1") and Form S-4 (the "S-4") of Aventine Renewable Energy Holdings, Inc. (the "Company").

        The Company received and responded to comments from the Commission with regard to the Company's Form S-1 initial public offering registration statement, file no. 333-132860. To the extent that those comments were applicable to the S-1, the Company made conforming revisions. It should also be noted that the Company deleted the dilution table in the S-1 as it is no longer applicable to this offering.

        The Company will file an application to withdraw the S-4 registration statement. Thus, set forth below are the Company's responses to the Staff's comments numbered 1 through 2 regarding the S-1, as set forth in the Comment Letter. Concurrently with this letter, we are filing Amendment No. 1 to the S-1.

Form S-1 filed March 31, 2006

Securities and Exchange Commission                                                 2                                                 July 10, 2006

General

1.
Given that there is currently no existing market for your common stock, you should specify the price or range of prices at which the selling stockholders will offer the shares registered in this offering. See Regulation S-K Item 501(b)(3). Please note that you may include language specifying that the price range will apply until your shares begin trading on an exchange or market or you may file a post-effective amendment to switch to a market price when your shares begin trading on an exchange or market.

  As indicated in Amendment No. 1, our shares have begun trading on the New York Stock Exchange. The last reported sales price of our common stock on the New York Stock Exchange on July 7, 2006 was $39.95.

2.
We also note blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the names of your selling shareholders. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  We have completed the blank spaces, such as the names of the selling shareholders.

***

Securities and Exchange Commission                                                 3                                                 July 10, 2006

         If you have any questions regarding Amendment No. 1 or the responses herein provided, please call the undersigned at (212) 450-4674.

Sincerely,
/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.
cc:
Ronald Miller, Aventine Renewable Energy Holdings, Inc.
Julien R. Smythe, Akin Gump Strauss Hauer & Feld LLP
Ryan Rohn, Securities and Exchange Commission
Tamara Brightwell, Securities and Exchange Commission